Exhibit I

Description

Communication issued to NYSE dated 20th April, 2004 intimating about the granting of Employee Stock Options under ESOP V and ESOP VI.

20th April, 2004

To,

The New York Stock Exchange,

New York,

U. S. A.

Dear Sir(s),

Sub: Granting of options under Employees Stock Options Scheme (ESOP V & ESOS VI)

We wish to inform you that at the meeting of the Compensation Committee of HDFC Bank Limited held on Friday, 26th March, 2004 employees and the Directors of the bank have been granted:

(i)	24,24,500 (Twenty Four Lakhs Twenty Four Thousand Five Hundred) options under ESOP V at the price of Rs.366.30 (Rupees Three Hundred and Sixty Six and Paise Thirty only). The grant of these options is governed by the resolution passed by the shareholders of the Bank at its meeting held on 1st January, 2000.

(ii)	17,45,100 (Seventeen Lakhs Forty Five Thousand One Hundred) options under ESOP VI at the price of Rs.362.90 (Rupees Three Hundred and Sixty Two and Paise Ninety only). The grant of these options is governed by the resolution passed by the shareholders of the Bank at its meeting held on 2nd June, 2003.

     This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC BANK LIMITED

Sanjay Dongre
Vice President (Legal)
& Company Secretary